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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the Month of April, 2002




                         ADB Systems International Inc.
                         ------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                             Form 20-F X    Form 40-F
                                       -             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No X
                                       ---     -

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                         ADB SYSTEMS INTERNATIONAL INC.

         On April 24, 2002, ADB Systems International Inc. ("ADB" or the "Company") announced its financial results for the first quarter ended March 31, 2002. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars. As of March 31, 2002, the exchange rate was Cdn $1.5958 to US$1.00.

         Gross revenue in the first quarter was $1.49 million, an increase of 28 percent when compared to the $1.17 million achieved in the fourth quarter of 2001. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

         ADB recorded a net loss for the period of $2.27 million or $0.06 per basic share, an improvement by 81 percent when compared to the net loss of $12.20 million or $.32 per basic share achieved in the fourth quarter of 2001.

         ADB also reported a loss from operations of $2.27 million or $0.06 per basic share. This compares to an operating loss of $2.78 million or $0.07 per basic share in the fourth quarter of 2001. Operating loss is a non-GAAP earnings measure that may be calculated differently by other issuers. Operating loss is defined as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities.

         As at March 31, 2002, ADB held cash and marketable securities totaling $2.61 million.

         The following key developments were announced during the first quarter of 2002:

    o The Company signed an agreement with Halliburton Productos, the Brazilian affiliate of Halliburton, to provide materials management and logistics capabilities.

    o ADB extended its agreement with DBI Logistics and will integrate sourcing capabilities to the customer's on-line transportation marketplace.

    o The Company expanded its sales and marketing personnel in North America to support increased sales opportunities.

    o ADB announced the availability of Dyn@mic Buyer 2.0, an enhanced version of the Company's flagship sourcing solution.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-


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to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888). The Company does not incorporate by reference
Exhibit 2 into its Registration Statement on Form F-3, and into the prospectus contained therein.

Exhibit 1. First Quarter Financial Results

Exhibit 2. Press Release


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ADB SYSTEMS INTERNATIONAL INC.



Date: April 24, 2002                  By: /s/ John Mackie
                                          ----------------------------------
                                          Name:  John Mackie
                                          Title: Vice-President, General
                                                 Counsel and Corporate
                                                 Secretary